Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 7 DATED MAY 22, 2019
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated February 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Senior Mortgage Loan – 4773 Hollywood Blvd, LLC

On November 2, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $5,985,000 (the “Pacer Holding 4773 Hollywood Blvd Senior Loan”). The borrower, 4773 Hollywood Blvd, LLC, a California limited liability company (“Pacer Holding 4773 Hollywood Blvd”), used the loan proceeds to purchase approximately 28,000 square feet of land that was unentitled at 4773 Hollywood Blvd, Los Angeles, CA (the “Pacer Holding 4773 Hollywood Blvd Property”). Pacer Holding 4773 Hollywood Blvd entitled the property for eighteen units under the Los Angeles Small Lot Ordinance. The Pacer Holding 4773 Hollywood Blvd Senior Loan was secured by the Pacer Holding 4773 Hollywood Blvd Property.

The original maturity of the Pacer Holding 4773 Hollywood Blvd Senior Loan was May 2, 2018.  On May 1, 2018, Pacer Holding 4773 Hollywood Blvd exercised a six-month extension option and paid an extension fee of approximately $59,900.  On December 1, 2018, a loan modification was executed to further extend the maturity date to May 2, 2019, and increase the interest rate from 10.0% per annum to 12.5% per annum. Concurrently with the execution of this loan modification, Pacer Holding 4773 Hollywood Blvd paid a loan modification fee of approximately $59,900. On May 16, 2019, Pacer Holding 4773 Hollywood Blvd paid off the investment for the full amount of the Pacer Holding 4773 Hollywood Blvd Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.5%. Pacer Holding 4773 Hollywood Blvd repaid the Pacer Holding 4773 Hollywood Blvd Senior Loan by refinancing.